PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF
AVINO SILVER & GOLD MINES LTD.

PROXY FOR THE 2003 ANNUAL GENERAL MEETING OF
MEMBERS OF AVINO SILVER & GOLD MINES LTD. TO BE HELD ON

THURSDAY, JULY 17, 2003

at #400, 455 Granville Street, Vancouver, BC, at 10:30 o’clock in the forenoon (local time).

The undersigned member of AVINO SILVER & GOLD MINES LTD. (hereinafter called the “Company”) hereby appoints LOUIS WOLFIN, a director and President of the Company, or failing him, ANDREA REGNIER, Secretary of the Company or in place of the foregoing,      (Print in the name), as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the aforesaid meeting of the Members of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

1. To appoint the Auditor

For            Withhold

2. To authorize the directors to fix Auditor’s remuneration:

For            Against

3. To determine the number of directors at six (6):

For            Against

4. (a) To elect as directors all the persons named in 4(b) below:

For            Withhold

OR

(b) To elect as director

For            Withhold

MICHAEL BAYBAK

ERNEST CALVERT

WILLIAM GLASIER

WILLIAM KOCKEN

DAVID WOLFIN

LOUIS WOLFIN

5. To approve the Stock Option Plan

For            Against

6. To approve the increase in the authorized share capital of the Company and resulting alternation in the Memorandum of the Company

For            Against

7. To grant the proxyholder authority to vote at his/her discretion on any amendment to the previous resolutions, or any other matter which may property come before the Meeting.

SIGN HERE:
Please print name:
Date:
THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

The undersigned hereby acknowledges receipt of the Notice of the 2003 Annual General Meeting of Members and the accompanying Information Circular dated June 20, 2003.

If this form of Proxy is not dated by the member in the space below, it is deemed to bear the date on which it is mailed by the Company to the member.

The undersigned hereby revokes any proxy previously given in respect of the Meeting.

DATED this	day of	, 2003.
Number of Shares Held:
Name (Please Print)

Address		Telephone No.

Facsimile No.

E-Mail Address

Signature

NOTES TO FORM OF PROXY

1.	IF THE MEMBER DOES NOT WISH TO APPOINT ANY OF THE PERSONS NAMED IN THIS FORM OF PROXY, HE SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE BLANK SPACE THE NAME OF THE PERSON HE WISHES TO ACT AS HIS PROXY. SUCH PERSON NEED NOT BE A MEMBER OF THE COMPANY.

2.	This form of Proxy must be signed by the member or his attorney authorized in writing or, if the member is a corporation, under the hand of a duly authorized officer or attorney of the corporation.

3.	This form of Proxy, and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited at the office of the Registrar and Transfer Agent of the Company, Pacific Corporate Trust Company, #10th floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours, Saturdays, Sundays, and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.